UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 4, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CW1238160.1

GREAT PANTHER RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 annual and special general meeting of shareholders of GREAT PANTHER RESOURCES LIMITED (the “Company”) will be held in the Boardroom, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 on Thursday, June 28, 2007 at 11:00 a.m. Vancouver time, for the following purposes:

1.	to receive and consider the report of the directors;
2.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2006, and the auditor’s report on the financial statements;
3.	to appoint the auditor;
4.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution setting the number of directors at five;
5.	to elect the directors;
6.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving the Company’s Amended and Restated Incentive Share Option Plan (2007);
7.

to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution authorizing the directors to amend the Articles of the Company by changing the quorum for the transaction of business at meetings of shareholders;

8.	to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The information circular which accompanies this notice contains further information relating to the above matters. Also accompanying this notice is a form of proxy, the report of the directors and the audited consolidated financial statements of the Company and management’s discussion and analysis for the financial year ended December 31, 2006.

Shareholders are invited to attend the meeting. If you are unable to attend the meeting in person, please complete, sign, date and return the enclosed form of proxy, by mail or fax, in accordance with the directions given in the accompanying information circular. If you receive more than one form of proxy because you own shares registered in different names or with different addresses, each form of proxy should be completed and returned.

If you are a non-registered shareholder who receives these materials through a broker, a financial institution, a trustee or a nominee that holds securities on your behalf, you should comply with the instructions provided by such organization to ensure that your shares may be voted. See “Advice to Non-Registered Shareholders” in the accompanying information circular.

DATED May 15, 2007

BY ORDER OF THE BOARD OF DIRECTORS

“Kaare G. Foy”

Kaare G. Foy

Executive Chairman

GREAT PANTHER RESOURCES LIMITED

INFORMATION CIRCULAR

as at May 8, 2007

(unless otherwise stated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular is furnished to the shareholders of GREAT PANTHER RESOURCES LIMITED (the “Company”) of Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting of shareholders to be held on Thursday, June 28, 2007 at the time and place and for the purposes set out in the notice of meeting which this circular accompanies.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company may reimburse brokers and nominees who hold stock in their respective names on behalf of shareholders for their related out of pocket expenses if the Company requests such brokers and nominees to furnish this material to their customers. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of any solicitation will be borne by the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy were designated as proxyholders by the directors of the Company.

A shareholder has the right to appoint some other person or company (who need not be a shareholder) to attend and act for and on behalf of that shareholder at the meeting. To exercise this right, the shareholder may do so by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy should be received by the Company’s transfer agent and registrar, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, fax number 1 866 249 7775 (within North America) or 416 263 9524 (outside North America) or at the office of the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, fax number 604 608 1744, by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays before the time fixed for the meeting, or may be deposited with the Chairman of the meeting on the day of the meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer of, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders or by an officer or attorney-in-fact for a corporate shareholder, the instruments so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

Revocability of Proxies

A shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing, or where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at any time up to and including the last business day preceding the date of the meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the chairman of the meeting prior to the vote on matters covered by the proxy on the day of the meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The common shares represented by a properly executed and deposited proxy will be voted on any poll (ballot) that may be called for or required and, if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. In the absence of any instructions, the designated persons or other proxy agent named on the proxy form will cast the shareholder’s votes on any poll FOR the approval of all the matters in the items set out in the form of proxy and FOR each of the nominees named therein for election as directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the meeting, including any amendments or variations of the matters identified in the notice of meeting. At the date of this information circular, management of the Company knew of no such amendments, variations, or other matters to come before the meeting. If such should occur, the persons named in the proxy form will vote on them in accordance with their best judgement, exercising discretionary authority.

In the case of abstentions from or withholding of the voting of common shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Advice to Non-Registered Shareholders

The information in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many US brokerage firms and custodian banks). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker (or the agent of that broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are asked to complete and return the voting instruction form to Broadridge by mail or facsimile or to follow specified telephone or internet voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the shares to be represented at the meeting. If a Beneficial Shareholder receives a voting instruction form from Broadridge it cannot be used as a proxy to vote shares directly at the meeting as the voting instruction form must be returned to Broadridge or the telephone or internet procedures completed well in advance of the meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own name in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the meeting and vote his or her common shares.

Voting Securities and Principal Holders of Voting Securities

The voting securities of the Company consist of an unlimited number of common shares without par value, of which 70,894,862 common shares are issued and outstanding as at May 8, 2007. Holders of common shares are entitled to one vote for each common share held. The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed May 24, 2007 as the Record Date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement of the meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

As at May 8, 2007, CDS & Co., a Canadian depository, and Cede & Co., a U.S. depository, were the registered holders, respectively, of 65,900,120 (92.95%) and 3,668,997 (5.18%) common shares on behalf of intermediaries/brokers who hold common shares for Beneficial Shareholders whose identities are not known to the directors and executive officers of the Company, except to the extent that they may include management shares held in brokerage accounts.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company’s Articles, the current quorum for the transaction of business at the meeting of shareholders is two persons who are, or who represent by proxy, shareholders. A simple majority of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of two-thirds of the votes of those shareholders who are present and vote either in person or by proxy at the meeting is required to pass a special resolution. No special resolutions are proposed.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate indebtedness outstanding as at May 8, 2007 entered into in connection with (a) a purchase of securities and (b) all other indebtedness to (a) the Company and (b) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, of all executive officers, directors, employees and former executive officers, directors and employees of the Company was nil.

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or executive officer of the Company, no proposed nominee for election as a director, and no associate of any director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may be granted incentive stock options under the plan referred to under “Approval of Amended and Restated Incentive Share Option Plan (2007)”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company (director, executive officer, beneficial owner of 10% of voting shares), no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, except to the extent that they may be granted incentive stock options under the plan referred to under “Approval of Amended and Restated Incentive Share Option Plan (2007)”.

AUDIT COMMITTEE DISCLOSURE

Audit Committee’s Charter

The current Charter of the Company’s Audit Committee is attached to this circular as Schedule A.

Composition of the Audit Committee

The current members of the Audit Committee are John T. Kopcheff (Chairman), Malcolm A. Burne and Michael Turko. All are “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). All members of the Audit Committee are considered to be “financially literate” within the meaning of MI 52-110.

Relevant Education and Experience

John T. Kopcheff BSc. (Hons) (Geology and Geophysics), member AEPG, A.I.M.M., SPE & PESA. Mr. Kopcheff is a geologist and acquired a Bachelor of Science (Honours) degree from the University of Adelaide in 1970 in geology and geophysics. Following graduation he has gained over 33 years of extensive petroleum exploration experience in Australia, Southeast Asia, USA, South America and the North Sea, both in field geological operations and management. Mr. Kopcheff has been for the past 21 years and is currently the managing director of Victoria Petroleum NL, an Australian oil exploration company based in Perth, Western Australia with exploration and production interests in Australia and the USA. Victoria Petroleum NL is a company publicly listed on the Main Board of the Australian Stock Exchange.

Malcolm A. Burne is a director and Executive Chairman of Ambrian Capital PLC, Samson Exploration NL and Jubilee Platinum PLC. A former stockbroker and financial journalist with The Financial Times, Mr. Burne has controlled and managed fund management, venture capital and investment banking companies in Australia, Hong Kong and North America. Mr. Burne has been a director of over 20 companies, many of which have been in the mineral resources and gold exploration fields. In addition, he was Executive Chairman of the Australian Bullion Company (Pty) Ltd., Australia’s leading gold dealer and member of the Sydney Futures Exchange. He also holds Board positions with publicly listed companies in Australia, Canada and Europe.

Michael Turko BSc. Geol. obtained his Bachelor of Science (Geology) degree at the University of British Columbia in 1981. In that year he joined Valley Oil & Gas Corp. (a listed company) as a geologist, and became its President in 1983. In 1993 he became President and CEO of Gulf Shores Resources Ltd., a listed company with interests in petroleum properties in the North Sea, Texas, Alberta, Manitoba and Newfoundland, a position he currently holds. Mr. Turko also controls several successful private oil and gas companies, and is also President and CEO of Monarch Energy Limited, a listed company.

Audit Committee Oversight

Since January 1, 2006, the commencement of the Company’s most recently completed financial year, there was no recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors of the Company.

External Auditor Service Fees (By Category)

The following table presents the amount of fees billed to the Company for professional services rendered by KPMG LLP, the Company’s external auditor, for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees

	2006	2005
Audit Fees(1)	$150,000	$80,000
Audit-related Fees(2)	$27,500	nil
Tax Fees(3)	$3.400	$3,175
All Other Fees(4)	nil	$18,200
Total	$180,900	$101,375

Notes:

(1)	Consist of fees for professional services for the audit and review of the Company’s financial statements.
(2)	Consist of fees for professional services that are reasonably related to the performance of the audit review of the Company’s financial statements and which are not reported in (1) above.
(3)	Consist of fees for professional services for tax compliance, tax advice and tax planning; the services consisted primarily of preparation of income tax returns.
(4)	Consist of fees for professional services other than services reported under (1), (2) or (3) above; the services consisted primarily of assistance with the preparation of the Company’s Form 20-F.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”)

were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound Corporate Governance Practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, specified disclosure of its Corporate Governance Practices must be included in its information circular.

Board of Directors

Independence of the Board

The Board of Directors currently consists of five directors. John T. Kopcheff, Malcolm A. Burne and Michael Turko are considered to be “independent” in that they are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, other than interests and relationships arising from shareholdings.

Robert A. Archer (President and Chief Executive Officer) and Kaare G. Foy (Executive Chairman and Chief Financial Officer) are senior officers of the Company and are therefore not independent.

Chairman and Lead Director

The Board has appointed Kaare G. Foy as its Chairman. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its Committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.

The Board has not appointed a Lead Director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2006, the Board met four times and the Audit Committee met four times. All directors and Audit Committee members attended all their respective meetings. The Board and the Committees of the Board also act by unanimous written consents in lieu of meetings.

Other Public Company Directorships

Directors of the Company are also directors of other public companies as follows:

Name of Director	Public Companies
Robert A. Archer	Cangold Limited, Altair Ventures Incorporated
Kaare G. Foy	Cangold Limited, CGA Mining Ltd., Monarch Energy Limited, Golden Prospect Precious Metals Limited
John T. Kopcheff	Victoria Petroleum NL
Malcolm A. Burne	Ambrian Capital PLC, Samson Exploration NL, Jubilee Platinum PLC, Mano River Resources Inc., Golden Prospect Precious Metals Limited
Michael Turko	Gulf Shores Resources Ltd, Monarch Energy Limited

Board Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors has adopted a Board Mandate (the “Board Mandate”). The principles set out in the Board Mandate define the parameters for the implementation and achievement of corporate goals and objectives. The Board Mandate requires compliance from each director in letter and spirit. Each director will execute his/her duties as a member of the Board in accordance with the terms contained in the Board Mandate. In discharging its Board Mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•	the strategic planning process of the Company;
•	identifying the principle risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
•	succession planning, including appointing, training and monitoring senior management;
•	a communication policy for the Company to facilitate communications with investors and other interested parties; and
•	the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its Committees and the contribution of individual directors. The Board discharges its responsibilities directly to and through its Committees, currently consisting of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

A copy of the Board Mandate is attached as Schedule B to this information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the Committees of the Board and the Chief Executive Officer of the Company.

Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its Committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) which applies to all senior officers of the Company as well as directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company. This Code replaces the Code of Ethics and Business Conduct adopted by the Board of Directors on June 30, 2005. The Company has adopted the Code for the purpose of promoting:

•	honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•

full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions, any exchanges upon which the Company’s securities are traded, governmental bodies, self-regulating industry associations or other regulatory agencies and in other public communications made by the Company;

•	compliance with all applicable laws, rules and regulations;
•	the prompt internal reporting of violations of the Code; and
•	accountability for adherence to the Code.

A copy of the Code is attached as Schedule C to this information circular.

Nomination of Directors

The Board of Directors has appointed a Nominating and Corporate Governance Committee. The mandate of this Committee includes:

•	identifying individuals qualified to be nominated for election as Directors of the Company or any of the Board’s Committees;
•

evaluating the qualifications and independence of each member of the Board and its Committees and recommend to the Board any appropriate changes in the composition of the Board and any of its Committees;

•	evaluating the performance of the Board and any of its Committees; and
•	developing and recommending to the Board Corporate Governance principles.

In discharging their duties, the basic responsibilities of the members of the Nominating and Corporate Governance Committee are to exercise their business judgement and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders.

A copy of the Charter of the Nominating and Corporate Governance Committee is attached as Schedule D to this information circular.

Compensation

The Compensation Committee, which is composed of the independent directors may, among other things, determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is by periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.

The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company, and preparing and recommending to the Board annually the “Report on Executive Compensation” to be included in the Company’s information circular.

Other Board Committees

As disclosed in this circular, the Board currently has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee.

The current members of each of the Committees are John T. Kopcheff, Malcolm A. Burne and Michael Turko, who are the independent directors of the Company. John T. Kopcheff is Chairman of the Audit Committee; Malcolm A. Burne is Chairman of the Compensation Committee and Michael Turko is Chairman of the Nominating and Corporate Governance Committee.

Board Assessments

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the Committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the Committees and individual directors. Assessments of the Board and its Committees will consider the mandate and committee charter, as the case may be. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment report to determine what, if any, action should be taken to improve performance.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

The executive officers of the Company as at December 31, 2006, the Company’s most recently completed financial year, were Kaare G. Foy, B.Ec., Executive Chairman and Chief Financial Officer; Robert A. Archer, P.Geo., President and Chief Executive Officer; Ing. Francisco Ramos Sánchez, Vice President, Operations; and Robert F. Brown, P.Eng., Vice President, Exploration.

Compensation of Executive Officers

The following tables set out particulars of the annual, long term and other compensation from the Company and its subsidiaries, regardless of the amount, of the persons who were executive officers of the Company during the financial year ended December 31, 2006 (the “Named Executive Officers”):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus($)	Other Annual Compen-sation($)	Securities Under Options/SARs Granted(#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation($)
Robert A. Archer, P.Geo., President and Chief Executive Officer since April 27, 2004	2006	30,000(1)	nil	nil	275,000(10) common shares	nil	n/a	197,750(6)
	2005	15,000(1)	nil	nil	125,000(2)(17) common shares	nil	n/a	170,880 (6)
	2004	8,835(1)	nil	nil	150,000(3)(16) common shares	nil	n/a	117,624(7)
Kaare G. Foy, B.Ec., Executive Chairman and Chief Financial Officer	2006	30,000(1)	nil	nil	355,000(13)common shares	nil	n/a	291,560(5)
	2005	15,000 (1)	nil	nil	125,000(2)(18) common shares	nil	n/a	180,464(8))
	2004	11,500(1)	nil	nil	150,000(3)(4) common shares	nil	n/a	145,961(9))
Ing. Francisco Ramos Sánchez, Vice President, Operations since April 30, 2004	2006	nil	nil	nil	225,000(14) common shares	nil	n/a	162,628(11)
	2005	nil	nil	nil	100,000(2) common shares	nil	n/a	102,076(11)
	2004	nil	nil	nil	100,000(3) common shares	nil	n/a	82,335(11)
Robert F. Brown, P.Eng., Vice President, Exploration since April 30, 2004	2006	nil	nil	nil	175,000(15) common shares	nil	n/a	109,950(12)
	2005	nil	nil	nil	75,000(2)(19) common shares	nil	n/an/a	84,407(12)40,360(12)
	2004	nil	nil	nil	100,000(3) common shares	nil

Notes:

(1)	Directors' fees.
(2)	Exercisable at $0.45 per share until 2010.
(3)	Exercisable at $0.45 per share until 2009.
(4)	Exercised as to 80,000 common shares on November 18, 2005 and as to 70,000 common shares on March 28, 2006.

(5)	Of this amount, $190,500 was paid as a management fee and $101,060 was paid for rent and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.
(6)	Consulting fees paid to Platoro Resource Corp., a company controlled by Robert A. Archer.
(7)

Of this amount, $60,693 was paid as a consulting fee to R.A. Archer & Associates and $56,931 was paid as a consulting fee to Platoro Resource Corp., both of which are companies controlled by Robert A. Archer.

(8)

Of this amount, $112,080 was paid as a management fee; $12,800 was paid as a consulting fee; and $78,388 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited, a company controlled by Kaare G. Foy.

(9)	Of this amount, $74,000 was paid as a management fee and $71,961 was paid for accounting, rent, secretarial and other services to Oceanic Management Limited.
(10)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.
(11)	Consulting fees paid to Francisco Ramos Sánchez.
(12)	Consulting fees paid to R.F.B. Geological, a company wholly-owned by Robert F. Brown.
(13)	Of this amount, 205,000 are exercisable at $0.90 until January 5, 2011 and 150,000 are exercisable at $2.65 until December 6, 2011.
(14)	Of this amount, 125,000 are exercisable at $0.90 until January 5, 2011 and 100,000 are exercisable at $2.65 until December 6, 2011.
(15)	Of this amount, 100,000 are exercisable at $0.90 until January 5, 2011 and 75,000 are exercisable at $2.65 until December 6, 2011.
(16)	Exercised as to 70,000 common shares on September 15, 2006 and as to 80,000 common shares on December 19, 2006.
(17)	Exercised as to 25,000 common shares on December 19, 2006.
(18)	Exercised as to 100,000 common shares on April 28, 2006.
(19)	Exercised as to 20,000 common shares on September 12, 2006 and as to 20,000 common shares on January 15, 2007.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted(#)	Percent of Total Options Granted to Directors & Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Robert A. Archer, P.Geo.	125,000 150,000	5.54%	0.90 2.65	1.10 2.45	January 5, 2011 December 6, 2011
Kaare G. Foy, B.Ec.	205,000 150,000	7.03%	0.90 2.65	1.10 2.45	January 5, 2011 December 6, 2011
Ing. Francisco Ramos Sánchez	125,000 100,000	4.46%	0.90 2.65	1.10 2.45	January 5, 2011 December 6, 2011
Robert F. Brown, P.Eng.	100,000 75,000	3.47%	0.90 2.65	1.10 2.45	January 5, 2011 December 6, 2011

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise(#)	Aggregate Value Realized(1)($)	Unexercised Options at FY-End (#)Exercisable/Unexercisable	Value of Unexercised in the Money Options at FY-End(2) ($)Exercisable/Unexercisable
Robert A. Archer, P.Geo.	175,000	296,450	375,000/n/a	360,000/n/a
Kaare G. Foy, B.Ec.	170,000	258,500	380,000/n/a	333,250/n/a
Ing. Francisco Ramos Sánchez	nil	n/a	425,000/n/a	545,000/n/a
Robert F. Brown, P.Eng.	20,000	25,600	310,000/n/a	426,750/n/a

Notes:

(1)	Calculated by determining the difference between the market price of the common shares at exercise and the exercise price.
(2)	Calculated by determining the difference between the market price of the common shares at financial year-end and the exercise price.

Long-Term Incentive Plans (LTIP)

A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, stock appreciation rights or compensation through shares or units that are subject to restrictions on resale.

The Company has no Long-Term Incentive Plan. Accordingly, no long-term incentive awards were made to the Named Executive Officers of the Company during the financial year ended December 31, 2006, the Company’s most recently completed financial year.

Stock Appreciation Rights (SARs)

Stock appreciation rights are rights, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

No stock appreciation rights have been granted by the Company during the financial year ended December 31, 2006, the Company’s most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a Defined Benefit or Actuarial Plan and there are no pension plan benefits in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Platoro Resource Corp. (“Platoro”), a company controlled by Robert A. Archer, a director, President and Chief Executive Officer of the Company. Under the agreement Platoro has agreed to provide to the Company the continued services of Robert A. Archer as President and Chief Executive Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Platoro a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Archer exclusively to the interests of the Company. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Platoro is entitled to a bonus based on the performance of Mr. Archer. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Platoro in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Archer ceasing to be the President and Chief Executive Officer of the Company, then Platoro is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Oceanic Management Limited (“Oceanic”), a company controlled by Kaare G. Foy, a director, Executive Chairman and Chief Financial Officer of the Company. Under the agreement Oceanic has agreed to provide to the Company the continued services of Kaare G. Foy as Executive Chairman and Chief Financial Officer to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Oceanic a fee, payable monthly, of $700 (the “daily fee”) for each day devoted by Mr. Foy exclusively to the interests of the Company. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Oceanic is entitled to a bonus based on the performance of Mr. Foy. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Oceanic in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Foy ceasing to be the Executive Chairman and Chief Financial Officer of the Company, then Oceanic is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

On March 22, 2006, the Company entered into an Executive Consulting Services Agreement, effective January 1, 2006, with Francisco Ramos Sánchez, the Vice President, Operations of the Company. Under the agreement the Company continues the engagement of Mr. Ramos as Vice President, Operations to devote so much of his time and attention and abilities as is reasonably necessary for the proper performance of his duties, which shall not be less than 180 days per year. The agreement has a term of 5 years. As compensation for the services provided, the Company has agreed to pay Mr. Ramos a fee, payable monthly, of $550 (the “daily fee”) for each day devoted by Mr. Ramos exclusively to the interests of the Company. The amount of the daily fee will be reviewed by the Company not later than December 31 in each year and any increase shall be not less than 5% of the fee paid in the previous year. Mr. Ramos is entitled to a bonus based on his performance. The criteria for and the awarding of a performance bonus is exclusively within the discretion of the Company’s compensation committee or its independent directors, if there is no compensation committee. The amount of a performance bonus in any year will be up to a maximum of 100% of the total daily fees paid to Mr. Ramos in that year. In the event of a change of control of the Company, or the involuntary termination of the agreement without cause, or a constructive dismissal, or other fundamental change resulting in Mr. Ramos ceasing to be the Vice President, Operations of the Company, then Mr. Ramos is entitled to receive from the Company a payment equal to 360 times the daily fee at the then-current rate, 2 times the average of any performance bonus awarded in the previous 2 years and the equivalent of 2 years of benefits and other compensation, if any.

Composition of the Compensation Committee

During 2006, the Company did not have a Compensation Committee and the entire Board of Directors performed the equivalent functions. Subsequent to December 31, 2006, John Kopcheff, Malcolm Burne and Michael Turko, the independent directors, were also appointed as the Compensation Committee.

Report on Executive Compensation

The Compensation Committee is responsible for the oversight of and making of recommendations to the Board with respect to compensation of the Company’s senior executives. Specifically, the Compensation Committee assists the Board of Directors in fulfilling its oversight responsibility by: (a) reviewing and approving and then recommending to the Board of Directors salary, bonus and other benefits, direct or indirect, and any change of control packages of the Chief Executive Officer and other members of the senior management team; (b) recommending salary guidelines to the Board of Directors; (c) administration of the Company’s compensation plans, including the Share Option Plan, outside directors compensation plans and other such compensation plans or structure as are adopted by the Company from time to time; (d) researching and identifying trends in employment benefits; and (e) establishing and periodically reviewing the Company’s policies in the area of management benefits and perquisites.

The Compensation Committee is chaired by Malcolm Burne. Each member has, to the satisfaction of the Board of Directors, sufficient relevant skills and/or experience which will be of assistance to the carrying out of the Mandate of the Compensation Committee.

The Compensation Committee meets at least once annually or more frequently as circumstances require.

Compensation Philosophy and Objectives

The Company’s executive compensation practices are designed to provide both current and long term rewards to the Named Executive Officers and others senior executives that are consistent with their individual performance and contribution to the Company’s objectives. Compensation practices include base salaries, stock options and, when merited, bonuses. Levels of compensation are established and maintained with the intent of attracting and retaining superior quality employees. The Company does not maintain a pension plan for its employees, nor does it provide any other form of deferred compensation program.

Salaries for the executives have been determined based on the individual’s level of responsibility, the importance of the position to the Company and the individual’s contribution to the Company’s performance. The Company’s Share Option Plan is designed to provide executives with a long term incentive to achieve the Company’s objectives and contribute to shareholder value. Bonuses, if awarded, recognize extraordinary contributions to achieving the Company’s objectives. It is the Compensation Committee’s view that the Company’s compensation practices are structured to properly align each executive’s financial interests with the Company’s overall objectives and maximizing and sustaining shareholder value.

Because of the financial requirements for carrying out the Company’s business activities, substantial reliance has been placed by the Compensation Committee on the use of non-cash compensation for certain of the executive officers. This has been achieved by use of the Company’s stock based compensation plans. The Compensation Committee believes these plans have assisted and will continue to assist the Company in attracting, retaining and motivating the key officers and employees it will need.

The Compensation Committee continues to monitor the executive compensation program with the view to achieving superior executive management with a fair cost to the Company. As part of its review process, the Compensation Committee reviews peer group and other industry compensation data reported through surveys and other sources.

The components of total compensation for the Company’s Chief Executive Officer are the same as those which apply to other senior executive officers of the Company. Robert A. Archer has served as Chief Executive Officer of the Company since April 27, 2004.

The Compensation Committee reviews and approves on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation and evaluates his performance in light of those corporate goals and objectives. In setting the compensation of the Chief Executive Officer, the Compensation Committee also takes into consideration salaries paid to others in similar positions in the Company’s industry.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Great Panther Resources Limited common shares on January 2, 2002 with the cumulative total return, including dividend investment, of the S&P/TSX Composite Index™ for the period January 2, 2002, through to and including December 31, 2006.

Compensation of Directors

During the financial year ended December 31, 2006, the remuneration paid to directors in their capacity as directors of the Company was as follows:

Kaare G. Foy	$30,000
Robert A. Archer	$30,000
Malcolm A. Burne	$30,000
John T. Kopcheff	$30,000
Michael Turko	$15,000

Directors are also entitled to be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors and of Committees of the Board. Directors are eligible to participate in the Company’s stock based compensation plans.

During the financial year ended December 31, 2006 the Company incurred a total of $135,000 in directors’ fees.

Directors’ and Officers’ Liability Insurance; Indemnification

Directors’ and officers’ liability insurance in the aggregate of US$2,000,000 primary liability is maintained, at the Company’s expense, for the protection of its directors and officers against liability incurred by them in their capacities as directors and officers of the Company. For the policy year from November 23, 2006 to November 22, 2007, the premium for the policy is US$23,403. The premium is not allocated between directors and officers as separate groups.

The Company has entered into Indemnity Agreements with its directors and officers, as permitted by the Business Corporations Act (British Columbia) and the Company’s Articles. No indemnification was requested or granted during the financial year ended December 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain information as at December 31, 2006, the end of the Company’s most recently completed financial year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance. “Equity compensation plans approved by securityholders” relate to the Company’s Restated 2003 Incentive Stock Option Plan in effect as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,584,200	$1.50	395,534
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total:	6,584,200		395,534

Restated 2003 Incentive Stock Option Plan

As at December 31, 2006, the Company had in place the Restated 2003 Incentive Stock Option Plan (the “2003 Plan”), which included the following features:

The maximum number of shares reserved for issuance for all purposes under the 2003 Plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. The number of common shares for which options may be granted to any one person under the 2003 Plan cannot exceed 5% of the outstanding issue in any 12-month period, and there are further limitations on the number of common shares that could be granted to consultants generally and to consultants performing investor relations activities. The exercise price of common shares subject to an option was determined by the Board at the time of grant and (following an amendment made on October 2, 2006) could not be less than the closing market price on the last trading day prior to the date of grant. Options were required to be exercised no later than 5 years after the date of grant or such lesser periods as determined by the Board. If a participant in the Plan ceased to be an eligible person for any reason other than death, an option held by the participant ceased to be exercisable 30 days after termination. If a participant dies, the legal representatives of the participant could exercise the participant’s options within 6 months after the participant’s death. The options were not assignable or transferable. The 2003 Plan was subject to acceptance by the TSX Venture Exchange and approval by the shareholders of the Company, and subject to disinterested shareholder approval under certain circumstances.

As at May 8, 2007, options to purchase an aggregate of 6,551,700 common shares were outstanding, representing approximately 9.24% of the issued and outstanding shares on that date.

It is proposed that the 2003 Plan be replaced with the Amended and Restated Incentive Share Option Plan (2007) described hereafter.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company’s management, the only matters to be placed before the meeting are those set out in the notice of meeting:

Appointment of Auditor

Management proposes to nominate the firm of KPMG LLP, Chartered Accountants, as auditor of the Company to hold office until the next annual general meeting. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Company.

Election of Directors

Directors are elected by the holders of common shares of the Company. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified under the Business Corporations Act (British Columbia) to act as a director.

The Company currently has five directors, and shareholders will be asked to pass an ordinary resolution to set the number of directors at five. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

The Articles of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the total number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; however, if for any reason any nominee does not stand for election or is unable to serve, proxies given pursuant to this solicitation in favour of management nominees will be voted on any poll for another nominee in management’s discretion unless the shareholder has specified in the proxy form that the shareholder’s shares are to be withheld from voting on the election of directors.

The following information concerning the respective nominees has been provided or confirmed by each of them:

Proposed Nominee, Province/State and Country of Residence and Present Position with the Company	Principal Occupation	Director Since	Number of Voting Securities(1)
Kaare G. Foy, BEc. British Columbia, Canada Executive Chairman, Chief Financial Officer and Director

Executive Chairman and Chief Financial Officer of the Company; Executive Chairman and Chief Financial Officer of Monarch Energy Limited; Executive Chairman and Chief Financial Officer of Cangold Limited; President of Oceanic Management Limited; Director of CGA Mining Limited; Director of Golden Prospect Precious Metals Limited.

		June 23, 1994	288,600(2)
Robert A. Archer, P.Geo. British Columbia, Canada President, Chief Executive Officer and Director

President and Chief Executive Officer of the Company; President and Chief Executive Officer of Cangold Limited; President of R. A. Archer & Associates; President of Platoro Resource Corp.; Non-Executive Director of Altair Ventures Incorporated.

		April 27, 2004	1,360,100(3)
Malcolm A. Burne Surrey, United Kingdom Director

Self-employed investment banker; Executive Chairman and Director of Ambrian Capital PLC, Samson Exploration NL and Jubilee Platinum PLC; Board positions with various public companies in Australia, Canada and Europe.

		June 3, 1987	340,033(4)
John T. Kopcheff, BSc. (Hons.) Western Australia, Australia Director	Managing Director of Victoria Petroleum NL.	August 16, 2001	80,000
Michael Turko, BSc. Geol. British Columbia, Canada Director	Petroleum Geologist; President and Chief Executive Officer of Monarch Energy Limited; President and Chief Executive Officer of Gulf Shores Resources Ltd.; President of Starbright Energy Ltd.	July 7, 2006	nil

Notes:

(1)	Common shares beneficially owned, directly or indirectly, or controlled or directed.
(2)	42,400 common shares held directly; 246,200 common shares held indirectly through Oceanic Management Limited, a company controlled by Kaare G. Foy.
(3)	1,330,100 common shares held directly; 30,000 common shares held indirectly through Platoro Resource Corp., a company controlled by Robert A. Archer.
(4)	284,133 common shares held directly; 55,900 common shares held indirectly through First Investors Guarantee Ltd., a company controlled by Malcolm A. Burne.

No proposed director

(a)    is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)    has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Approval of Amended and Restated Incentive Share Option Plan (2007)

On November 14, 2006 the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and became subject to TSX policies. On May 14, 2007 the Board of Directors approved the replacement of the Company’s Restated 2003 Incentive Stock Option Plan with the Amended and Restated Incentive Share Option Plan (2007) (the “2007 Plan”) to reflect the applicability to the Company of TSX policies and to incorporate provisions of Part 2 Division 4 Employee, Executive Officer, Director and Consultant Exemptions of National Instrument 45-106 Prospectus and Registration Exemptions.

The principal features of the 2007 Plan are as follows:

Purpose

The principal purposes of the 2007 Plan are to advance the interest of the Company by (i) promoting a proprietary interest among eligible persons in the success of the Company and its related entities; (ii) attracting and retaining qualified directors, officers, employees and consultants which the Company and its related entities require; (iii) providing eligible persons with additional incentive and encouraging stock ownership by such eligible persons.

Administration

The 2007 Plan shall be administered by the Board of Directors or a committee of the Board duly appointed for this purpose by the Board, and consisting of not fewer than 3 directors. The Board (or the Committee) shall have the authority to determine which eligible persons are to be granted options, to grant options to eligible persons, to determine the terms, limitations, restrictions and conditions respecting such grants, to interpret the 2007 Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the 2007 Plan as it shall from time to time deem advisable, and to make all other determinations and to take all other actions in connection with the implementation and administration of the 2007 Plan.

Shares Reserved

The aggregate maximum number of common shares which may be reserved for issuance for all purposes under the 2007 Plan shall be equal to 10% of the outstanding issue at the time of an option grant, or such greater number or percentage as may be approved from time to time by the shareholders of the Company. The aggregate number of common shares reserved for issuance to any one person pursuant to the grant of options shall not exceed 5% of the outstanding issue. An eligible person may receive options on more than one occasion under the 2007 Plan and may receive separate options on any one occasion.

Eligibility

Options may be granted by the Board to any eligible person, subject to the limits with respect to insiders set out below. Upon written notice from an eligible person, any option that might otherwise be granted to that eligible person will be granted, in whole or in part, to a permitted assign of that person.

Limits with Respect to Insiders

The aggregate number of common shares which may be reserved for issuance pursuant to options granted to insiders under the 2007 Plan shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to insiders pursuant to the exercise of options, within a one-year period, shall not exceed 10% of the outstanding issue. The aggregate number of common shares issued to any one insider and such insider’s associates pursuant to the exercise of options, within a one-year period, shall not exceed 5% of the outstanding issue.

Amendment and Termination

Subject to prior regulatory approval where required, the Board may, without shareholder approval, amend, suspend or terminate the 2007 Plan at any time, provided that the Board may not do any of the following without obtaining approval of the shareholders of the Company: (i) increase the number of common shares that may be reserved for issuance pursuant to options granted under the 2007 Plan; (ii) alter or impair any existing options granted to a participant without the consent of the participant; or (iii) materially increase the benefits under the 2007 Plan. Without limiting the generality of the Board’s authority, the Board may, without shareholder approval, amend the plan by (i) including or changing vesting provisions in the Plan; (ii) changing the termination provisions of the plan which do not entail an extension beyond the original expiry date; and (iii) adding a cashless exercise feature payable in cash or securities.

The Board may amend the terms of any outstanding option (including, without limitation, the cancellation of an option or an amendment to the date or dates on which an option or a portion thereof vests and so becomes exercisable), provided that: (i) any required regulatory approvals are obtained; (ii) the Board would have had the authority to initially grant the option under terms as so amended; and (iii) the consent of the participant is obtained.

Approvals

The 2007 Plan is subject to approval by TSX and, if necessary, any other exchange on which the common shares may be listed and posted for trading, and approval by the shareholders of the Company, given by the affirmative vote of the holders of a majority of the voting securities of the Company present, or represented and entitled to vote for this purpose, at an annual or special meeting of shareholders held, among other things, to consider and approve the 2007 Plan.

Disinterested Shareholder Approval

Notwithstanding that the 2007 Plan has been approved by shareholders of the Company, the Company must obtain disinterested shareholder approval if the Company decreases the exercise price or extends the term of options previously granted to insiders or to participants who are insiders at the time of the proposed decrease or extension, or if the 2007 Plan, together with all of the Company’s previously established and outstanding stock option plans or grants could result at any time in the grant to insiders, within a 12-month period, of the number of options exceeding 10% of the outstanding issue.

Exercise Price

The Board will establish the exercise price of an option at the time each option is granted provided that such price shall not be less than the closing price of the common shares on TSX (or, if the common shares are not then listed and posted for trading on TSX, on such other stock exchange on which the common shares are listed and posted for trading as may be selected by the Board) on the last business day immediately preceding the date of grant of such option. If there is no trading on that date, the exercise price shall not be less than the weighted average of the bid and ask prices on the 5 consecutive trading days preceding the date of grant.

Time of Exercise

The Board may determine when any option will become exercisable and may determine that any options shall vest and be exercisable in instalments. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. In the event that any options expires during, or within 48 hours after, a period during which directors, officers and employees are prohibited from trading securities of the Company (referred to as a Company-imposed blackout period) such expiry date will become the tenth day following the end of the blackout period.

Early Expiry

If a participant ceases to be an eligible person for any reason whatsoever other than death, each option held by the participant will cease to be exercisable 30 days after the termination date. If a participant dies, the legal representatives of the participant may exercise the participant’s options within 6 months after the date of the participant’s death, but only to the extent the options were, by their terms, exercisable on the date of death.

Acceleration on Change of Control

In the event that a change of control (defined in the 2007 Plan), all options outstanding shall be immediately exercisable, notwithstanding any vesting provisions.

Prohibition on Transfer of Options

Options are personal to each eligible person. Subject to “permitted transferees” below, no eligible person or permitted assign may deal with any options or any interest in them or transfer any options now or hereafter held by the eligible person or permitted assign. “Transferring” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another or to the same person in a different capacity, whether or not voluntary, and whether or not for value.

Permitted Transferees

The prohibition on transfer of options does not apply if a transfer (a) is between an eligible person and the permitted assign of that eligible person, or (b) is between permitted assigns of that eligible person, or (c) is from a trustee, custodian or administrator acting on behalf, or for the benefit of eligible persons, to an eligible person or permitted assign by that eligible person, if the option was acquired from an eligible person or the permitted assign of the eligible person.

Right to Terminate Options on Sale of Company

Notwithstanding any other provisions of the 2007 Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding common shares, the Company may give written notice to all participants advising that their respective options, including options held by their permitted assigns, may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the participants and their permitted assigns under any options not exercised will terminate at the end of the 30-day period.

A copy of the Company’s Amended and Restated Incentive Share Option Plan (2007) will be available for inspection at the meeting and, prior thereto, at the offices of the Company during normal business hours on the 3 business days before the meeting.

Management recommends that shareholders pass an ordinary resolution approving the Company’s Amended and Restated Incentive Share Option Plan (2007). Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

Authorization for Amendment of Articles

It is proposed that the directors be authorized to alter the Articles of the Company by increasing the quorum requirement for shareholder meetings. The reason for the proposed alteration is that the American Stock Exchange, to which the Company has submitted a listing application, requires a greater quorum than is now provided for in the Company’s Articles.

Shareholders will be asked to pass an ordinary resolution authorizing the directors of the Company, in their absolute discretion, to effect an alteration of the Articles of the Company by changing the minimum quorum for the transaction of business at a meeting of shareholders to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least up to 33 1/3% of the issued shares entitled to vote at the meeting, such percentage and the implementation of such change, if proceeded with, to be determined by the directors in their absolute discretion and expressed by resolution of the directors.

Management recommends that shareholders pass such resolution. Unless otherwise indicated, proxies given pursuant to this solicitation will be voted on any poll in favour of this resolution.

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set out in the notice of meeting and this information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters on any poll in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative financial statements and MD&A for the year ended December 31, 2006. Copies of the financial statements and MD&A may be obtained upon request from the Company, Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

DIRECTORS’ APPROVAL

The contents of this information circular have been approved and its distribution and filing have been authorized by the directors of the Company.

DATED May 15, 2007

BY ORDER OF THE BOARD OF DIRECTORS

“Kaare G. Foy”

Kaare G. Foy

Executive Chairman

SCHEDULE A

to Information Circular

GREAT PANTHER RESOURCES LIMITED

(the "Company")

CHARTER OF THE AUDIT COMMITTEE

Article 1.	Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	assist the Board in fulfilling its oversight responsibilities in respect of:
(i)

the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(ii)	the independence and qualifications of the Company's external auditors;
(iii)	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and
(iv)	the development and implementation of policies and processes in respect of corporate governance matters;
(b)	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;
(c)

prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

(d)

review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

(e)	establish procedures for:
(i)

the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

(ii)	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the

Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations. This is the responsibility of Company's management, internal accounting department and external auditors. Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2.	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.	Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.	Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;

(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6.	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;
(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;
(c)

take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

(d)

request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)

select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

(b)

periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered

Accounts and the American Institute of Certified Public Accountants, and those set out in the "Handbook of the Canadian Institute of Chartered Accountants" and "Independence Standards Board Standard No. 1");

(c)

evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter of the external auditors as to the adequacy of such controls;

(d)	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;
(e)	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;
(f)

assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

(g)	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:
(i)	the Company’s annual financial statements and related footnotes;
(ii)	the external auditors’ audit of the financial statements and their report thereon;
(iii)	any significant changes required in the external auditors’ audit plan;
(iv)	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;
(v)	the Company’s guidelines and policies governing the process of risk assessment and risk management; and
(vi)

other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States));

(h)	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):
(i)	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;
(ii)	the truthfulness and accuracy of the Company’s financial statements; and
(iii)	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

(i)	consider and review with the Company's management and internal accounting department:
(i)	significant findings during the year and management’s responses thereto;
(ii)	any changes required in the planned scope of their audit plan;
(iii)	the internal accounting department's budget and staffing; and
(iv)	the internal auditor department’s compliance with the appropriate internal auditing standards;
(j)

establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

(k)

review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

(l)

prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company.

(m)

review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverages, reported contingent liabilities and management’s assessment of contingency planning; (ii) management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

(n)

at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

(o)

review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and the Business Conduct;

(p)

review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices, as set out in Schedule “A” attached to this Charter;

(q)	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve in advance all related party transactions;
(r)	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;
(s)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(t)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

SCHEDULE "A"

GREAT PANTHER RESOURCES LIMITED

(the "Company")

Procedures for the Submission of Complaints or Concerns regarding Accounting, Internal Accounting Controls and Auditing Matters

1.

The Company has designated the Audit Committee of its board of directors (the "Committee") to be responsible for administering these procedures for the receipt, retention and treatment of complaints or concerns received by the Company or the Committee regarding accounting, internal accounting controls or auditing matters in respect of the Company, including, but not limited to, concerns regarding questionable accounting or auditing practices.

2.

Any employee of the Company may on a confidential and anonymous basis submit complaints or concerns regarding accounting, internal accounting controls or auditing matters in respect of the Company by setting out such complaints or concerns in a letter addressed to the Committee with a legend on the envelope that indicates that the contents of the envelope are confidential (for example, "Confidential" or "To be Opened by the Audit Committee Only"). If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a telephone number at which he or she can be contacted in his or her submission to the Committee. All submissions in writing to the Committee should be addressed as follows:

Great Panther Resources Limited

c/o Audit Committee

Attn: Chairman

Suite 2100, 1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

Canada

3.

Any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be treated as confidential.

4.

At each meeting of the Committee, or any special meetings called by the Chairman of the Committee, the members of the Committee will review and consider any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees and take any action deemed necessary in respect thereof.

5.

All communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be retained by the Committee for a period of seven (7) years.

SCHEDULE B

to Information Circular

GREAT PANTHER RESOURCES LIMITED

(the "Company")

BOARD MANDATE

Article 1.	Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with to the terms contained in this Mandate.

Article 2.	Composition and Functioning of the Board
(a)	Composition of the Board

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgement.

(b)	Establishment of Board Agenda

If the Chairman of the Board is not an independent director, a "Lead Director" will be appointed from among the independent directors. The Chairman of the Board, or the Lead Director if the Chairman of the Board is not independent of management, will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman, or the Lead Director if the Chairman of the Board is not independent of management, will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(c)	Board Materials and Presentations

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(d)	Meetings of Independent Directors

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(e)	Management Attendance at Board Meetings

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(f)	Board Access to Management

Directors will have access, as necessary, to all members of management and employees of the Company.

(g)	Direct Board Access to Independent Advisors

Directors will have access, as necessary or appropriate, to independent advisors.

(h)	Evaluating Board Performance

Each year the Board of Directors will conduct annual self assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3.	Functioning of Committees
(a)	Committee Structure

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(b)

Committee Performance Review

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimise committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of its effectiveness.

Article 4.	Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

(a)	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;
(b)	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;
(c)	develop and maintain familiarity with the officers and senior management of the Company;
(d)	attend board and, if applicable, committee meetings regularly;
(e)	read advance materials prior to board or committee meetings;
(f)	participate fully and actively in the discussions of the board and any committee to which the individual belongs;
(g)	if absent from a meeting, keep up-to-date on discussions missed;
(h)	devote the necessary time and attention to Company issues in order to make informed decisions;
(i)	if requested, participate on board committees;
(j)	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and
(k)	participate in continuing director education.
Article 5.	Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of three years, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the Executive Chairman, the President & CEO and the Vice-President of Operations will be evaluated on an annual basis by the Compensation Committee based on reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candour, honesty and loyalty expected from persons in the above positions.

Compensations will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. Compensations will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals and objectives.

The Executive Chairman and the President & CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6	Position Descriptions

The Board will develop clear position descriptions for the Executive Chairman and Chairman of the Board, the chair of each committee and the President & CEO. The Board will ensure that the position descriptions delineate the responsibilities of management.  In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the Executive Chairman and the President & CEO are responsible for meeting.

Article 7.	Orientation and Continuing Education

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8.	Corporate Governance, Integrity and the Code of Business Conduct and Ethics

The principles for conducting business with integrity are contained in the Company’s Code of Business Conduct and Ethics (the "Code"). The Code describes the conduct the Company expects from its directors, officers and employees. Each Director is expected to comply with the letter and spirit of the Code and the Audit Committee will monitor compliance with the Code. The Board will ensure that the Executive Chairman and the President & CEO and other executive officers conduct themselves with integrity and create a culture of integrity throughout the Company. The Board, in consultation with the Corporate Governance and Nominating Committee will develop and annually re-evaluate the Company’s approach to corporate governance.

Article 9.	Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least the following:

(a)	an evaluation of the opportunities and risks of the business of the Company;
(b)

an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

(c)

an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to the determining the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

(d)	Consideration whether there is room for improvement of the present strategic position.
Article 10.	Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyse risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 11.      Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 12.	Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 13	Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exists to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that management implements:

(a)	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;
(b)	internal controls relating to accounting, controlling and finance; and
(c)	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 14.	Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board or the Lead Director.

Article 15.	Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislature and stock exchange rules.

SCHEDULE C

to Information Circular

GREAT PANTHER RESOURCES LIMITED

(the "Company")

CODE OF ETHICS AND BUSINESS CONDUCT

I.	Application and Purpose

This Code of Ethics and Business Conduct (this "Code") applies to all senior officers of the Company (including, but not limited to, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and Controller of the Company) and persons performing similar functions (collectively, the "Senior Officers" and each a "Senior Officer") along with all directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company (the Senior Officers, directors, other officers and employees of the Company and independent contractors and consultants providing services to the Company are hereinafter collectively referred to as the "Employees"). This Code covers a wide range of business practices and procedures and is not intended to be exhaustive, but is instead intended to guide all Employees as to the standards of honest and ethical conduct expected of them.

Any Employee who has any inquiries about this Code or its application should consult with the Chief Executive Officer, the Company’s board of directors (the "Board") or the Company’s audit committee (the "Audit Committee").

The Company has adopted this Code for the purpose of promoting:

1.	honest and ethical conduct, including, but not limited to, the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2.

full, fair, accurate, timely and understandable disclosure in all reports and documents that the Company files with, or submits to any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission), any exchanges upon which the Company's securities are traded (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange), government bodies, self-regulating industry associations or other regulatory agencies (collectively, the "Regulators") and in other public communications made by the Company;

3.	compliance with all applicable laws, rules and regulations of Regulators;
4.	the prompt internal reporting of violations of this Code; and
5.	accountability for adherence to this Code.
II.	Honest and Ethical Conduct

Every Employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Employees must adhere to a high standard of business ethics and are expected to make decisions and take actions based on the best interests of the Company, as a whole, and not based on personal relationships or benefits. Generally, a "conflict of interest" occurs when an Employee’s personal interests are, or appear to be, inconsistent with, interfere with or are opposed to the best interests of the Company or give the appearance of impropriety.

Business decisions and actions must be made in the best interests of the Company and should not be influenced by personal considerations or relationships. Relationships with the Company’s stakeholders (for example, suppliers, competitors and customers) should not in any way affect an Employee’s responsibility and accountability to the Company. Conflicts of interest can arise when an Employee or a member of his or her family receives improper gifts, entertainment or benefits as a result of the Employee's position in the Company.

Specifically, each Employee must:

1.	act with integrity, which includes, but is not limited to, being honest and candid, while maintaining the confidentiality of information in a manner consistent with the Company’s policies;
2.	avoid violations of this Code, including, but not limited to, actual or apparent conflicts of interest with the Company in personal and professional relationships;
3.

disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of this Code, including actual or apparent conflicts of interest with the Company;

4.

obtain approval from the Board or Audit Committee before making any decisions or taking any actions that could reasonably be expected to involve a conflict of interest or give the appearance of a conflict of interest;

5.	observe both the form and spirit of all laws, regulations and rules of any Regulators that are applicable to the Company and the accounting standards and policies of the Company;
6.	maintain a high standard of accuracy and completeness in the Company’s financial records;
7.	ensure full, fair, timely, accurate and understandable disclosure in the Company's periodic reports required by any Regulator;
8.	report any violations of this Code to the Board or Audit Committee;
9.	proactively promote ethical behaviour among peers in his or her work environment; and
10.	maintain the skills appropriate and necessary for the performance of his or her duties.
III.	Disclosure of Corporation Information

As a result of the Company’s status as a public company, it is required to file periodic and other reports with Regulators, including various securities commissions and stock exchanges. The Company is committed to ensuring that these reports provide the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Company, and, as such, all disclosures contained in any reports and documents filed with, or submitted to, any Regulators on behalf of the Company or contained in other public communications made by the Company must be complete and correct in all material respects and understandable by the intended recipient.

Each Senior Officer, in respect of his or her area of responsibility, must be committed to providing timely, consistent and accurate information, in compliance with all legal and regulatory requirements, which disclosure must be maintained consistently and must be communicated in such a manner as to ensure that all parties in the marketplace have equal or similar access to this information.

All of the Company’s books, records, accounts and financial statements must be maintained in sufficient detail so as to accurately and completely reflect the nature of the Company's business, financial condition and transactions, and must conform to both applicable legal requirements and to the Company’s system of internal controls. Unrecorded or "off-the-book" funds, assets or liabilities should not be maintained unless authorized by the Audit Committee and permitted by applicable laws or regulations. Senior Officers involved in the preparation of the Company’s financial statements must prepare those statements in accordance with generally accepted accounting principles, consistently applied, and any other applicable accounting standards and rules so that the financial statements materially, fairly and completely reflect the business transactions and financial statements and related condition of the Company.

Without limiting the generality of the foregoing, each Senior Officer must:

1.	familiarize himself or herself with the disclosure requirements applicable to the Company;
2.	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to other persons, including, but not limited to, Regulators and the Company’s external auditors;
3.	to the extent that he or she participates in the creation of the books and records of the Company, promote the accuracy, fairness and timeliness of those records; and
4.	in relation to his or her area of responsibility, properly review and critically analyse proposed disclosure for accuracy and completeness.
IV.	Confidential Information

Employees must maintain the confidentiality of all confidential information of the Company and of its customers, suppliers, joint venture partners and other parties with whom the Company is considering a business or other transaction, except when disclosure of such is authorized by the Chief Executive Officer, President or Executive Chairman or required or mandated by laws or regulations. Confidential information includes, but is not limited to, all information that has not been generally disclosed to the public. It also includes information that has not been generally disclosed to the public that suppliers, customers and other parties have disclosed to the Company in confidence. An Employee's obligation to preserve the confidentiality of confidential information continues for an indefinite period of time after that Employee's office and/or employment with the Company is ended or terminated, for any reason whatsoever.

Records containing personal data about employees or private information about customers and their employees are deemed to be confidential information. They are to be carefully safeguarded and kept current, relevant and accurate and they should be disclosed only to authorized personnel, as designated from time to time, or as required by law.

All inquiries regarding the Company from non-employees, such as financial analysts, journalists and Regulators, should be directed to the Chief Executive Officer, President or Executive Chairman or the Audit Committee. The Company’s policy is to cooperate with every reasonable request for information from Regulators. At the same time, the Company is entitled to all the safeguards provided by law for the benefit of persons under investigation or accused of wrongdoing, including, but not limited to, legal representation. If a representative of any Regulator seeks an interview or requests access to data or documents of the Company or its employees, suppliers and customers for the purposes of an investigation, the Employee should refer the representative to the Chief Executive Officer, President or Executive Chairman or the Audit Committee. Employees should preserve all materials, including, but not limited to, documents, communications and correspondence, that might relate to any pending or reasonably possible investigation.

V.	Compliance with Laws

The Employees must obey all applicable foreign, federal, state and local laws and the rules and regulations of any Regulator applicable to the business and operations of the Company.

Employees who have access to, or knowledge of, material non-public information concerning the Company are prohibited from buying, selling or otherwise trading in the Company’s stock or other securities. "Material non-public information" includes any information concerning the Company or its suppliers and customers, whether positive or negative, that has not yet been generally disclosed to the public and that might be of material significance to an investor in deciding whether to buy or sell stock or other securities of the Company or its suppliers and customers.

Employees also are prohibited from, either directly or indirectly, disclosing material non-public information concerning the Company or its suppliers and customers, to any other person, including family members, other relatives and friends, which may be used by any person in the buying and selling of stock or other securities of the Company or its suppliers and customers.

VI.	Reporting Actual and Potential Violations of this Code and Accountability for Compliance with this Code

The Board and the Audit Committee are responsible for applying this Code to particular circumstances and each has the authority, in consultation with the other, as applicable, to interpret this Code in respect of any particular circumstance.

Each Employee must:

1.	notify the Company of any existing or potential violation of this Code, and the failure to do so is, itself, a breach of this Code; and
2.	not retaliate, directly or indirectly, or encourage others to do so, against any Employee for reports, made in good faith, of any misconduct or violations of this Code.

The Board and the Audit Committee will take all such actions as either may consider appropriate in the circumstances to fully investigate any breach of the Code. All Employees are required to fully cooperate with any such investigations and to provide truthful and accurate information. If the Board or the Audit Committee determines that a breach has occurred, it must take or authorize any disciplinary or preventative action it deems appropriate after consultation with the Company’s counsel, if appropriate, up to and including termination of employment and the pursuit of legal action against the offending Employee(s) involved. In some circumstances, the Board or the Audit Committee may have a legal or ethical obligation to bring violations of this Code to the attention of appropriate Regulators.

Compliance with this Code may be monitored by audits performed by the Board, Audit Committee, the Company’s legal counsel and/or by the Company’s external auditors.  All Employees are required to cooperate fully with any such audits and to provide truthful and accurate information.

Any waiver of this Code for any Employee may be made only by the Board or the Audit Committee and must be promptly disclosed to stockholders and others, as required by any applicable laws and regulations. The Company must disclose changes to this Code in accordance with all applicable laws and regulations.

SCHEDULE D

to Information Circular

GREAT PANTHER RESOURCES LIMITED

(the "Company")

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Article 1.	Mandate

The mandate of the Nominating and Corporate Governance Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

(a)	identify individuals qualified to be nominated for election as directors of the Company or any of the Board's committees;
(b)

evaluate the qualifications and independence of each member of the Board and its committees and recommend to the Board any appropriate changes in the composition of the Board and any of its committees;

(c)	evaluate the performance of the Board and its committees; and
(d)	develop and recommend to the Board corporate governance principles.

The Committee will primarily fulfill its mandate by performing the duties set out in Article 7 hereof.

The Board and the management of the company will ensure that the Committee has adequate funding to fulfill its mandate.

In discharging their duties hereunder, the basic responsibilities of the members of the Committee are to exercise their business judgment and to act in a manner that they reasonably believe to be in the best interests of the Company and its shareholders. The members of the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal auditing department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.

Article 2.	Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the American Stock Exchange) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3.	Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

Article 4.	Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee. If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

Article 5.	Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

(a)

a quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

(b)	the Committee may meet as often as it deems necessary, but will not meet less than once annually;
(c)

notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

(d)

the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6.	Authority

The Committee will have the authority to:

(a)	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;
(b)	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and
(c)	request that any officer, director or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Article 7.	Specific Duties

In fulfilling its mandate, the Committee will, among other things:

(a)	identify and evaluate individuals qualified to be nominated for election as directors of the Company or any of the Board's committees (the "Nominees"), consistent with criteria approved by the Board;
(b)

review and develop the Board’s criteria for selecting Nominees, including, but not limited to, standards for independence and qualifications. Select, or recommend that the Board select, Nominees for election at the annual meeting of the shareholders of the Company.

(c)	evaluate any individuals nominated for election as directors of the Company by the shareholders of the Company;
(d)

in its sole discretion, retain, amend the engagement with and terminate any search firm used to assist the Committee in identifying, screening and attracting Nominees. The Committee will also have the sole authority, in its sole discretion, to: (i) approve the fees and other retention terms of the search firms; (ii) cause the Company to pay such fees and expenses of such search firms; (iii) obtain advice and assistance from internal or external legal, accounting or other advisors; (iv) approve the fees and expenses of such outside advisors; and (v) cause the Company to pay such fees and expenses of such outside advisors;

(e)	take such steps as the Committee deems necessary or appropriate with respect to the orientation of new directors and the continuing education of existing directors;
(f)

review the suitability of each member of the Board or any of the Board's committees for continued appointment when his or her term expires or when he or she has a material change in his or her personal affairs (including, but not limited to, employment, other board appointments and financial situation);

(g)	establish criteria (including, but not limited to, independence, qualifications and performance) and evaluation procedures and conduct the annual reviews of each member of the Board;
(h)	review and evaluate annually the Committee's own performance with respect to its nominating and corporate governance functions and duties;
(i)	review and evaluate annually each Board committee’s annual self-performance evaluation;
(j)	establish criteria (including, but not limited to, size, composition, independence and performance) and evaluation procedures and conduct the annual reviews of the Board’s committees;
(k)	establish criteria (including, but not limited to, size, composition and performance) and evaluation procedures and conduct the annual reviews of the performance of the Board;
(l)

Review with the Board the results of the each Board committee's annual self-performance reviews and the Committee's annual performance reviews of the directors, individually, the Board and its committees following the end of each fiscal year; and make recommendations to the Board in respect of the qualifications, appointment and removal of directors from the Board and its committees, as applicable;

(m)	oversee the Board’s evaluation of senior management;
(n)	develop and recommend to the Board appropriate corporate governance guidelines;
(o)

monitor the Company’s compliance with the corporate governance requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

(p)	evaluate annually and report to the Board the Company’s compliance with its nominating and corporate governance policies;
(q)

review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

(r)	perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GREAT PANTHER RESOURCES LIMITED

(Name of Company)

TO BE HELD AT Suite 2100, 1177 West Hastings Street, Vancouver, BC V6E 2K3

(Location of Meeting)

ON	Thursday,	June 28, 2007	at	11:00 a.m.

(Day of week) (Month/day) (Year) (Time of Meeting)

The undersigned Registered Shareholder of the Company hereby appoints, Kaare G. Foy, a Director of the Company, or failing this person, Robert A. Archer, a director of the Company, or in the place of the foregoing,     (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint KPMG LLP, Chartered Accountants, as Auditor of the Company		N/A
2. To set the number of directors at five			N/A
3. To elect as Director, Kaare G. Foy		N/A
4. To elect as Director, Robert A. Archer, P.Geo.		N/A
5. To elect as Director, Malcolm A. Burne		N/A
6. To elect as Director, John T. Kopcheff		N/A
7. To elect as Director, Michael Turko		N/A
8. To approve the Company’s Amended and Restated Incentive Share Option Plan (2007)			N/A
9. To authorize the Directors to alter the Company’s Articles to increase the quorum for shareholder meetings			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:
Please Print Name:
Date:
Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc. or the Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services Inc.

Proxy Dept., 100 University Avenue 9th Floor

Toronto, Ontario M5J 2Y1

Fax: Within North America: 1 866 249 7775 Outside North America: 416 263 9524

REQUEST FORM

(National Instrument 51-102)

NOTICE TO SHAREHOLDERS OF GREAT PANTHER RESOURCES LIMITED

In accordance with National Instrument 51-102 Continuous Disclosure Obligations a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s Annual Financial Statements and related Management’s Discussion and Analysis (“MD&A”) and Interim Financial Statements and related MD&A, or both.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

GREAT PANTHER RESOURCES LIMITED

(the “Company”)

The undersigned certifies that he/she is the registered holder or beneficial owner of securities (other than debt instruments) of the Company and requests that a copy of the Company’s

[	]	Annual Financial Statements and related MD&A
[	]	Interim Financial Statements and related MD&A

be sent to the undersigned:

Name - Please Print

Address

City/Prov/Postal Code

Signature	Dated

Fax	E-mail Address

Preferred Method of Communication:	[	]	Fax	[	]	E-mail	[	]	Mail

Please complete and return this form to:

GREAT PANTHER RESOURCES LIMITED

Suite 2100, 1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

Fax: 604 608 1744

The personal information you are providing on this form will only be used for its intended purpose described above. The Company will use the information you are providing on this form in order to process your request and will treat your signature on this form as your consent thereto.

RUSH GRAPHICS LTD.

Suite 20 – 319 West Pender St.

Vancouver, British Columbia, V6B 1T4

T 604-662-7874 f 604-662-7878 c 604-839-5625 rush@telus.net

June 1, 2007

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Dear Sirs/Mesdames:

RE:	GREAT PANTHER RESOURCES LIMITED (the “Company”)
MAILING ON MAY 31, 2007

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.

Notice of Annual and Special General Meeting

Information Circular

Annual Report

Proxy

Request Form (National Instrument 51-102)

We also confirm that the material was sent by courier on the above mentioned date to intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded in accordance with National Instrument 54-101.

Sincerely,

Rush Graphics Ltd.

“Mark Pak”

Mark Pak

cc: Toronto Stock Exchange	cc: Great Panther Resources Limited
cc: Ontario Securities Commission	cc: M. Michael Sikula Law Corporation
cc: Alberta Securities Commission	cc: Clark Wilson

cc: KPMG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: June 4, 2007